UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Explanatory Note

On March 13, 2026, Critical Metals Corp. (the “Company”) issued unaudited condensed consolidated financial statements for the half year ended December 31, 2025 and management’s discussion and analysis of financial condition and results of operations (the “MD&A”) for the half year ended December 31, 2025. A copy of the MD&A is attached hereto as Exhibit 99.1, and a copy of such unaudited condensed consolidated financial statements is attached hereto as Exhibit 99.2.

In addition, the Company is filing certain updated risk factor disclosure for the purpose of supplementing and updating disclosures contained in the Company’s prior public filings, including those discussed under the heading “Item 3.D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, filed with the Securities and Exchange Commission on October 6, 2025, as amended by Amendment No. 1 to Annual Report on Form 20-F, filed with the SEC on October 15, 2025. The supplemental updated risk factors are filed herewith as Exhibit 99.3.

The information furnished in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K (this “Report”) shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-1 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the half year Ended December 31, 2025 and 2024.
99.2	Unaudited Condensed Consolidated Financial Statements for the half year Ended December 31, 2025 and 2024.
99.3	Supplemental Risk Factors.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Chief Executive Officer and Executive Chairman

Date: March 13, 2026

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